March 3, 2023

VIA EDGAR TRANSMISSION

Michael Killoy/Christina Chalk

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Banco Santander México, S.A., Institución de Banca Múltiple, Grupo

Financiero Santander México
Schedule 14D-9

Filed February 17, 2023

File No. 005-90381

Dear Ms. Chalk and Mr. Killoy:

By letter dated February 27, 2023, the staff (the “Staff”) of the Securities and Exchange Commission provided comments to the Schedule 14D-9 filed on February 17, 2023 by Banco Santander Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero Santander Mexico (“Santander Mexico”). On behalf of Santander Mexico, we are responding to the Staff’s comments. In addition, Santander Mexico is filing via EDGAR an Amendment No. 1 to Schedule 14D-9.

Set forth below are Santander Mexico’s responses to the Staff’s comments. For convenience, we have reproduced the Staff’s comments below, followed by a response.

Item 4. The Solicitation or Recommendation, page 3

1.	We note the following disclosure that the Committee “resolved that the Offers comply with the requirements established under Mexican Law, including the requirements of section 1, subsection b) and section II of Article 108 of the Mexican Securities Market Law.” Please explain the Mexican Law requirements that apply here, including the specific provisions cited and explain how the Offers comply with such requirements. In revised and expanded disclosure, describe the Committee’s analysis in reaching such conclusion, including the factors it considered and how it analyzed each.

p. 2

Response: In response to the Staff’s comment, in Amendment No. 1, Santander Mexico has revised “Item 4. The Solicitation or Recommendation” of the Schedule 14D-9 to provide the requested additional disclosure.

Thank you for your consideration of Santander Mexico’s response. If the Staff has any further questions or comments or if you require additional information, please do not hesitate to contact me at +1 212 225 2758 or jjuantorena@cgsh.com.

Very truly yours,

/s/ Jorge Juantorena
Jorge Juantorena
Partner
Cleary Gottlieb Steen & Hamilton LLP

cc:

Attention: Fernando Borja Mojica

Banco Santander México, S.A., Institución de Banca Múltiple,

Grupo Financiero Santander México

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, México City, México